Exhibit 99.1
Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change November 22, 2013
Item 3	News Release The news release dated November 22, 2013 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm reported preliminary results from its Valley of the Kings Bulk Sample Program.
Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Pretivm reported that 4,215 ounces of gold have been produced from 8,090 dry tonnes of excavated material from the Valley of the Kings Bulk Sample Program (the “Program”). Approximately 1,815 wet tonnes remain to be processed. The preliminary mill results to date are shown in Table 1 below.

Table 1: Preliminary Mill Results from Processing (at November 20, 2013)

Tonnes Milled (Dry)	Gold Ounces Gravity Concentrate	Gold Ounces Flotation Concentrate	Gold Ounces Tailings	Total Contained Gold Ounces	Total Contained Silver Ounces
8,090	2,542	1,588	85	4,215	3,593
Notes: Preliminary mill results are provided by Strategic Minerals LLC, operator of the mill, and are subject to final establishment of weights and assays and settlement.

The results to date shown in Table 1 surpass the target of 4,000 ounces of gold projected to be produced from the entire 10,000 tonnes of material excavated for the Program. Processing is continuing on track and is expected to be completed by the first week of December (after a week-long mill shutdown for the U.S. Thanksgiving holiday). Shipment and sale of the gravity concentrate has commenced, with shipment of the flotation concentrate to commence on completion of processing. The final amount of gold production will be announced at the end of processing and assaying which is expected by mid-December.

Independent Qualified Persons from Snowden Mining Industry Consultants are responsible for the review and sign-off of the milling and processing component of the Program, and will issue a final report on its completion.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 27th day of December, 2013